Exhibit 4.3

SECOND AMENDMENT TO THE

EIGHTH AMENDMENT AND RESTATMENT OF THE

AMERIPRISE FINANCIAL 401(K) PLAN

WHEREAS, Ameriprise Financial, Inc. (“the Company”), adopted the Eighth Amendment and Restatement of the Ameriprise Financial 401(k) Plan (the “Plan”), generally effective January 1, 2018, and subsequently amended;

WHEREAS, pursuant to its delegation powers, the Compensation and Benefits Committee (the “Committee”) of the Board of Directors of the Company has authorized the Company’s Executive Vice President of Human Resources to execute and deliver any and all necessary or appropriate non-material amendments to the Plan that do not have a financial impact to the Company in excess of a specific dollar amount;

WHEREAS, the Company desires to amend the Plan to change the definition of “Compensation” to include cut-in payments;

WHEREAS, the Company intends to modify the terms surrounding hardship withdrawals;

WHEREAS, the Company wishes to provide for a match “true-up” contribution for employee financial advisors who terminate employment to become franchisee financial advisors and continue in that role through the end of the respective year; and

WHEREAS, the undersigned officer of the Company deems it necessary and appropriate to make this amendment;

NOW, THEREFORE, pursuant to Article 13 of the Plan, the Plan is amended effective January 1, 2019, in the manner below, except that any other provisions with differing effective date(s) are effective as of such specific date(s):

I.	Section 2.26(b) is replaced in its entirety with the following:

“(b)      When used herein, “Compensation” shall include, but not be limited to the following: regular earnings, nonexempt salary, nonexempt variance, nonexempt level income, draw, overtime, paid time off, sick time, shift differential, regular earnings adjustments, Company-paid workers’ compensation, pay in lieu of notice, commissions, performance-related cash incentive pay, commission paid on the sale of products, paid leave of absence and licensed staff-support (cut-in) payments. “Compensation” shall not include lump sum or serial severance, imputed income, long-term incentive pay, special awards, non-qualified deferred compensation plan contributions or payments, Technology Team-Variable Compensation Plan bonus payments, bonus payments other than performance-related cash incentive pay, transition pay, referral fee and bonuses, recruiting payments, retention payments, special project, consulting pay and any loan bonuses.”

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II.	Section 4.3 is amended by revising the second paragraph to read as follows:

Furthermore, if a Participant makes Before-Tax Contributions, Roth 401(k) Contributions, Roth Catch-up Contributions and/or Catch-up Contributions during the course of the Plan Year, then, following the end of such Plan Year, a “true-up” contribution shall if necessary be made to the Fixed Match Account of each eligible Participant who is an Employee as of the last business day of the Plan Year (or whose employment terminated during that Plan Year by reason of Retirement, Disability, death or to enter into an Independent Advisor Business Franchise Agreement with an Affiliated Company provided that the Participant continues in such Independent Advisor status through the last business day of the Plan Year) so that the total Fixed Match Contributions for the Plan Year shall be an amount equal to one hundred percent (100%) of the Participant’s Before-Tax Contributions, Roth 401(k) Contributions, Roth Catch-up Contributions and/or Catch-up Contributions for the Plan Year, but such Fixed Match Contributions shall not exceed five percent (5%) of the Participant’s Compensation paid for the Plan Year.

III.	Section 9.3(b) is replaced in its entirety with the following:

“(b)     Hardship Withdrawals. A Participant may apply to the Administration Committee on the basis of hardship to withdraw as of any Valuation Date, in cash, all or a portion of the vested portion of his or her Account attributable to contributions in the following hierarchical order:

(i)	Rollover Contribution Account;

(ii)	Prior Vested Company Contribution Account;

(iii)	Fixed Match Contribution Account;

(iv)	Prior Company Contribution Account;

(v)	Before-Tax Contribution Account (including Catch-up Contributions);

(vi)	Roth 401(k) Contribution Account (including Roth Catch-up Contributions);

(vii)	Roth 401(k) Rollover Contribution Account;

(viii)	amounts in the Roth Conversion Accounts that are attributable to amounts that would be distributable hereunder if still in their original Accounts (in the same order as the original Accounts); and

(ix)	Qualified Nonelective Contribution Account.

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The Administration Committee shall approve such application only to relieve an immediate and heavy financial need of the Participant (including his or her spouse or any dependent), not in excess of the amount required to relieve such financial need, and only if, and to the extent, such need cannot be satisfied from other resources reasonably available to him or her (including assets of his or her spouse and minor children reasonably available to him or her). The amount of such an immediate and heavy financial need may include any amounts necessary to pay any federal, state, local or foreign income taxes or other taxes or penalties or interest reasonably anticipated to result from the withdrawal.

In making a determination whether to approve any such application, the Administration Committee may require the Participant to submit such proof as to the existence of such financial need as the Administration Committee shall deem necessary or advisable. For purposes of this Section, an immediate and heavy financial need may include: (a) unreimbursed medical, dental or vision expenses of the Participant, the Participant’s immediate family (by blood, marriage or adoption) or the Participant’s primary beneficiary under the Plan; (b) the purchase or construction of a principal residence (excluding mortgage payments) of the Participant; (c) rent, mortgage or other payments needed to prevent the eviction from or the foreclosure on the mortgage of a principal residence of the Participant; (d) the tuition and related educational fees, including room and board, for the next twelve (12) months of post-secondary education of the Participant, spouse, dependent children or primary beneficiary under the Plan; (e) funeral expenses of members of a Participant’s immediate family (by blood, marriage or adoption) or the Participant’s primary beneficiary under the Plan; (f) amounts required to purchase or repair the car used as the Participant’s primary means of transportation to and from work, (g) expenses for the repair of damage to the Participant’s principal residence that would qualify for the casualty deduction under Code Section 165 (without regard to Code Section 165(h)(5) and whether the loss exceeds ten percent (10%) of adjusted gross income) and, effective January 1, 2018, (h) expenses and losses (including loss of income) incurred by the Participant on account of a disaster declared by the Federal Emergency Management Agency (“FEMA”) under the Robert T. Stafford Disaster Relief and Emergency Assistance Act, Pub. L. 100-707, provided that the Participant’s principal residence or principal place of employment at the time of the disaster was located in an area designated by FEMA for individual assistance with respect to the disaster.

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In determining whether a distribution is necessary to satisfy such financial need, the Administration Committee reasonably may rely upon the Participant’s representation that the need cannot be satisfied from other resources reasonably available to him or her. For this purpose, the Administration Committee shall accept the Participant’s representation that such financial need cannot be relieved (a) through reimbursement or compensation by insurance or otherwise, (b) by reasonable liquidation of assets, to the extent such liquidation would not itself cause a financial need, (c) by cessation of all Before-Tax Contributions, Roth 401(k) Contributions, Catch-up Contributions and Roth Catch-up Contributions under the Plan, (d) by other distributions or withdrawals (other than on account of hardship) from this Plan and all other plans maintained by the Company or from any other plan maintained by any other employer in which the Participant participates or (e) by borrowing from commercial sources on reasonable commercial terms, unless the Administration Committee has actual knowledge to the contrary. For this purpose, a Participant who participates in the employee stock ownership plan (the “ESOP”) must elect to receive a dividend distribution on Company stock under the ESOP to the extent currently available and such dividend distribution shall be treated as a distribution under a plan maintained by the Company to the extent such dividend is currently available to the Participant. Hardship withdrawal requests will be approved in accordance with uniform and nondiscriminatory procedures established by the Administration Committee.

No withdrawal shall be made under this Section 9.3(b) unless any amounts available for withdrawal or distribution under other sections of the Plan have already been withdrawn or are to be currently withdrawn.”

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IN WITNESS WHEREOF, the Executive Vice President of Human Resources has caused this Second Amendment to be executed as of the date indicated below.

AMERIPRISE FINANCIAL, INC.

By:	/s/ Kelli Hunter Petruzillo

Title:	Executive Vice President, Human Resources

Date:	April 15, 2019

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